Christopher D. Menconi

+1.202.373.6173

christopher.menconi@morganlewis.com

VIA EDGAR

January 2, 2018

Mr. Tony Burak
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Re:	Exchange Traded Concepts Trust (the “Registrant”) File Nos. 333-156529 and 811-22263

Dear Mr. Burak:

This letter responds to the comment you conveyed to me and my colleague Jeremy Esperon during a telephone conference on September 13, 2017 regarding the August 31, 2016 shareholder report included in Form N-CSR for the EMQQ The Emerging Markets Internet & Ecommerce ETF the (“Fund”). The Staff’s comment and the Registrant’s response are set forth below.

Comment:	Per Item 27(b)(7)(iv) of Form N-1A, please ensure the Fund’s website shows the number of days the market price of the Fund’s shares was greater than the Fund’s net asset value and the number of days it was less than the Fund’s net asset value (i.e., premium or discount) for the most recently completed calendar year, and the most recently completed calendar quarters since that year (or the life of the Fund, if shorter).

Response:	The Fund’s website has been updated to include this information.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Mr. Tony Burak

January 2, 2018

Please contact me at (202) 373-6173 with questions or comments.

Sincerely,

/s/ Christopher D. Menconi
Christopher D. Menconi

cc:	J. Garrett Stevens

Abigail Bertumen